SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(AMENDMENT NO. 1)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHUFF INTERNATIONAL, INC.

(Name of Subject Company)

SCHUFF INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

8081566103
(CUSIP Number of Class of Securities)

Scott A. Schuff
President and Chief Executive Officer
Schuff International, Inc.
1841 W. Buchanan Street
Phoenix, AZ 85009
(602) 252-7787

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With Copies To:

Steven D. Pidgeon
Richard B. Stagg
Snell & Wilmer L.L.P.
One Arizona Center
400 East Van Buren
Phoenix, Arizona 85004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 4. The Solicitation or Recommendation.
SIGNATURE
EXHIBIT INDEX

     This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed by Schuff International, Inc., a Delaware corporation (“Schuff International” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 14, 2004. The Statement and this Amendment relates to the tender offer by Schuff Acquisition Corp., an Arizona corporation (“SAC”). SAC is offering to purchase all of the outstanding Common Stock held by stockholders not affiliated with Purchaser at a purchase price of $2.30 per share in cash upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated April 30, 2004, as amended on May 14, 2004, (the “Offer to Purchase”) and in the related Letter of Transmittal, as amended on May 14, 2004, (the “Letter of Transmittal”) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). As a result, the term “Offer” used throughout this Statement refers to the Offer as revised by the increased Offer Price of $2.30 per share. In the amended Offer to Purchase Purchaser has agreed that any holder of Shares who has previously accepted the Offer will be entitled to the increased Offer Price.

     This Amendment is being filed by the Company. Unless otherwise defined herein, all capitalized terms used herein have the respective meanings given such terms in the Statement. Except as otherwise indicated, the information in the Statement remains unchanged.

ITEM 4. The Solicitation or Recommendation.

          (a) The first sentence under the caption “Considerations and Recommendation—Special Committee” is deleted and replaced with the following:

     “In reaching its decision to recommend acceptance of the Offer, the Special Committee considered a number of factors. The remainder of this paragraph is intended to describe generally the factors the Special Committee considered for or against its final decision to recommend that the stockholders accept the Offer, and is not intended to be a conclusive description of the positive or negative nature of each factor. The numbered paragraphs 1, 2, 3, 4 (only with respect to the first sentence of paragraph 4), 5, 6, 7, 10, 11, 12, and 13 below are summaries of some of the principal factors that the Special Committee considered in favor of its determination to recommend that the stockholders accept the Offer. The numbered paragraphs 4 (other than the first sentence of paragraph 4), 8, 9, and 14 below are summaries of some of the principal factors which the Special Committee considered as reasons not to recommend that the stockholders accept the Offer.”

          (b) The first paragraph under the caption “Considerations and Recommendation—Special Committee—Factors that May Affect Future Results and Financial Condition” is amended to include, immediately after the first sentence, the following:

     “The Company estimates that the annual costs associated with being a public company are approximately $750,000 to $1 million, of which the Company estimates that approximately $250,000 to $500,000 are attributable to compliance with the Sarbanes-Oxley Act of 2002.”

          (b) The paragraph under the caption “Considerations and Recommendation—Special Committee—Lack of Other Proposals and Mr. David A. Schuff’s and Mr. Scott A. Schuff’s Unwillingness to Sell Their Interest in the Company” is amended by adding the following sentence at the end of the paragraph:

     “As a result, the Special Committee has made no attempt to solicit any third party offers.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHUFF INTERNATIONAL, INC.

	By:	/s/ Michael R. Hill

	Name:	Michael R. Hill
	Title:	Vice President, Chief Financial Officer,
Treasurer and Secretary

Dated: May 24, 2004

EXHIBIT INDEX

Exhibit	Description
99.(a)(1)(i)	Offer to Purchase dated April 30, 2004, filed with the Securities and Exchange Commission on April 30, 2004, as amended and supplemented (incorporated by reference to Exhibit 99.(a)(1)(A) to Schedule TO)

99.(a)(1)(ii)	Supplement to Offer to Purchase dated May 14, 2004, filed with the Securities and Exchange Commission on May 14, 2004 (incorporated by reference to Exhibit 99.(a)(1)(A) to Schedule TO-T/A)

99.(a)(1)(iii)	Letter of Transmittal, filed with the Securities and Exchange Commission on April 30, 2004 (incorporated by reference to Exhibit 99.(a)(1)(B) to Schedule TO)

99.(a)(1)(iv)	Revised Letter of Transmittal, filed with the Securities and Exchange Commission on May 14, 2004 (incorporated by reference to Exhibit 99.(a)(1)(B) to Schedule TO-T/A)

99.(a)(1)(v)	Notice of Guaranteed Delivery, filed with the Securities and Exchange Commission on April 30, 2004 (incorporated by reference to Exhibit 99.(a)(1)(C) to Schedule TO)

99.(a)(1)(vi)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated and filed with the Securities and Exchange Commission on April 30, 2004 (incorporated by reference to Exhibit 99.(a)(1)(D) to Schedule TO)

99.(a)(1)(vii)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated and filed with the Securities and Exchange Commission on May 14, 2004 (incorporated by reference to Exhibit 99.(a)(1)(D) to Schedule TO-T/A)

99.(a)(1)(viii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated and filed with the Securities and Exchange Commission on April 30, 2004 (incorporated by reference to Exhibit 99.(a)(1)(E) to Schedule TO)

99.(a)(1)(ix)	Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated and filed with the Securities and Exchange Commission on May 14, 2004 (incorporated by reference to Exhibit 99.(a)(1)(E) to Schedule TO-T/A)

99.(a)(1)(x)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, filed with the Securities and Exchange Commission on April 30, 2004 (incorporated by reference to Exhibit 99.(a)(1)(F) to Schedule TO)

99.(a)(1)(xi)	Letter to Stockholders of Schuff International, Inc. (previously filed on Schedule 14D-9)

99.(a)(1)(xii)	Press Release issued by Schuff International, Inc. on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2004 (incorporated by reference)

99.(a)(1)(xiii)	Press Release issued by Schuff International, Inc. on May 14, 2004 (previously filed on Schedule 14D-9)

99.(a)(1)(xiv)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated May 12, 2004 (previously filed on Schedule 14D-9)

Exhibit	Description
99.(a)(1)(xv)	Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of May 12, 2004 (previously filed on Schedule 14D-9)

99.(a)(1)(xvi)	Schuff International, Inc.’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 29, 2004 (incorporated herein by reference)

99.(a)(1)(xvii)	Schuff International, Inc.’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2004 (incorporated herein by reference)

99.(a)(1)(xviii)	Notice of Offer to Purchase All Outstanding Shares of Common Stock, filed with the Securities and Exchange Commission on May 14, 2004 (incorporated by reference to Exhibit 99.(a)(5) to Schedule TO-T/A)